SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

Columbia Sportswear Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

198516 10 6

(CUSIP Number of Class of Securities)

Sarah A. Bany

9740 SW Hillman Court, Suite 200

Wilsonville, Oregon 97070

(503) 563-6444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 198516 10 6

1	NAME OF REPORTING PERSON Sarah A. Bany
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IN REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,010,555
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,010,555
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,010,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON IN

Page 2 of 7 Pages

CUSIP NO. 198516 10 6

1	NAME OF REPORTING PERSON Gertrude Boyle Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IN REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,052,001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,052,001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,052,001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

Page 3 of 7 Pages

This Amendment No. 5 to Schedule 13D amends and restates in its entirety the Schedule 13D filed by Sarah A. Bany and the Gertrude Boyle Trust on November 13, 2019 (as it was previously amended and restated by an Amendment No. 1 thereto filed on June 11, 2020, an Amendment No. 2 thereto filed on July 23, 2020, an Amendment No. 3 thereto filed on July 31, 2020 and an Amendment No. 4 thereto filed on November 10, 2020).

Item 1.	Security and Issuer

This statement relates to the common stock of Columbia Sportswear Company, an Oregon corporation (the “Company”). The Company’s principal executive offices are located at 14375 NW Science Park Drive, Portland, Oregon 97229.

Item 2.	Identity and Background

This statement is filed jointly by Sarah A. Bany, a citizen of the United States of America, and the Gertrude Boyle Trust, a trust established under the laws of Oregon (the “Trust”). Ms. Bany is the sole trustee of the Trust. The principal business of the Trust is to implement the estate plans of the settlor of the Trust, Gertrude Boyle and Ms. Bany’s mother, following Ms. Boyle’s death.

Ms. Bany was a member of the board of directors of the Company, but she resigned as a director effective December 9, 2019 based on personal reasons and not due to any disagreement with the Company on any matter relating to its operations, policies or practices (as reported in the Company’s Form 8-K filed on December 10, 2019). Ms. Bany is a co-owner of Moonstruck Chocolate Company, a company whose principal business is to produce and sell chocolate products and whose principal business address is 6600 N. Baltimore Avenue, Portland, Oregon 97203.

The principal office of the Trust and the business address of Ms. Bany is 9740 SW Hillman Court, Suite 200, Wilsonville, Oregon 97070.

During the last five years, neither Ms. Bany nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Sources and Amount of Funds or Other Consideration.

Upon the death of Ms. Boyle on November 3, 2019, the Trust became irrevocable, and Ms. Bany was appointed as the sole trustee of the Trust. By virtue of the foregoing, Ms. Bany and the Trust acquired, for no consideration, beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of 9,038,445 shares of common stock of the Company (the “Acquisition”). From November 3, 2019 through the date of the filing of this statement, the Trust has from time to time sold on the open market or in private sales or distributed to beneficiaries of the Trust, in the aggregate, 3,986,444 shares of common stock of the Company (the “Dispositions”). All of the Dispositions have previously been reported from time to time in Form 4’s filed pursuant to Section 16(a) of the Securities Exchange Act of 1934.

Item 4.	Purpose of Transaction.

The purpose of the Acquisition and the Dispositions is to implement Ms. Boyle’s estate plans as set forth in the terms of the trust agreement governing the Trust.

The reporting persons have plans to dispose of shares of common stock of the Company in connection with implementing Ms. Boyle’s estate plans and satisfying certain of the Trust’s liabilities, and the reporting persons otherwise have no plans or proposals which relate to or would result in any the transactions set forth in Item 4(a)-(j) of Schedule 13D.

Page 4 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

For purposes of Section 13(d) of the Securities Exchange Act of 1934, the Trust beneficially owns 5,052,001 shares of common stock of the Company. Such shares represent approximately 7.6% of the 66,281,981 shares of common stock of the Company outstanding as of October 23, 2020 (as set forth in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2020). The Trust has sole power to vote and direct the voting and dispose and direct the disposition of the shares the Trust beneficially owns.

For purposes of Section 13(d) of the Securities Exchange Act of 1934, Ms. Bany beneficially owns 7,010,555 shares of common stock of the Company (which includes the 5,052,001 shares that the Trust beneficially owns). The 7,010,555 shares that Ms. Bany beneficially owns represents approximately 10.6% of the 66,281,981 shares of common stock of the Company outstanding as of October 23, 2020 (as set forth in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2020). Ms. Bany has sole power to vote and direct the voting and dispose and direct the disposition of the shares she beneficially owns.

Neither Ms. Bany nor the Trust has effected any transactions in shares of common stock of the Company during the past 60 days, except for the following Dispositions that occurred within the past 60 days (all of which previously have been reported in Form 4’s filed pursuant to Section 16(a) of the Securities Exchange Act of 1934):

Person Who Effected The Transaction	Date of Transaction	Number of Shares of Common Stock of the Company	Price Per Share*	Where and How Transaction Was Effected
The Trust	10/2/2020	15,000	$88.24	Open market sale on NASDAQ
The Trust	10/5/2020	11,200	$90.06	Open market sale on NASDAQ
The Trust	10/6/2020	10,056	$90.65	Open market sale on NASDAQ
The Trust	10/6/2020	972	$91.05	Open market sale on NASDAQ
The Trust	10/7/2020	11,112	$90.63	Open market sale on NASDAQ
The Trust	10/8/2020	10,870	$92.39	Open market sale on NASDAQ
The Trust	10/9/2020	11,723	$93.46	Open market sale on NASDAQ
The Trust	10/9/2020	9,782	$94.45	Open market sale on NASDAQ
The Trust	10/12/2020	18,707	$93.36	Open market sale on NASDAQ
The Trust	10/12/2020	2,346	$94.04	Open market sale on NASDAQ
The Trust	10/13/2020	15,120	$92.18	Open market sale on NASDAQ
The Trust	10/13/2020	1,263	$93.20	Open market sale on NASDAQ
The Trust	10/28/2020	9,995	$92.27	Open market sale on NASDAQ
The Trust	10/28/2020	13,684	$93.10	Open market sale on NASDAQ
The Trust	10/28/2020	2,500	$94.20	Open market sale on NASDAQ
The Trust	10/28/2020	5,400	$95.49	Open market sale on NASDAQ
The Trust	10/29/2020	4,485	$93.40	Open market sale on NASDAQ
The Trust	10/29/2020	27,773	$93.93	Open market sale on NASDAQ

Page 5 of 7 Pages

The Trust	10/30/2020	330,000	$76.90	Private sale
The Trust	11/4/2020	25,306	$79.05	Open market sale on NASDAQ
The Trust	11/4/2020	10	$80.00	Open market sale on NASDAQ
The Trust	11/5/2020	37,500	$80.02	Open market sale on NASDAQ
The Trust	11/6/2020	17,678	$79.02	Open market sale on NASDAQ
The Trust	11/9/2020	8,490	$82.12	Open market sale on NASDAQ
The Trust	11/9/2020	3,067	$83.56	Open market sale on NASDAQ
The Trust	11/9/2020	4,571	$84.56	Open market sale on NASDAQ
The Trust	11/10/2020	37,300	$80.09	Open market sale on NASDAQ
The Trust	11/10/2020	200	$81.28	Open market sale on NASDAQ
The Trust	11/11/2020	50,000	$80.00	Open market sale on NASDAQ
The Trust	11/12/2020	900	$80.00	Open market sale on NASDAQ
The Trust	11/16/2020	2,100	$79.12	Open market sale on NASDAQ
The Trust	11/16/2020	47,900	$80.30	Open market sale on NASDAQ
The Trust	11/17/2020	50,000	$80.18	Open market sale on NASDAQ
The Trust	11/17/2020	330,000	$77.05	Private sale
The Trust	11/18/2020	45,813	$83.32	Open market sale on NASDAQ
The Trust	11/18/2020	1,524	$84.11	Open market sale on NASDAQ
The Trust	11/19/2020	60,000	$82.14	Open market sale on NASDAQ
The Trust	11/20/2020	48,780	$83.04	Open market sale on NASDAQ
The Trust	11/23/2020	58,823	$85.13	Open market sale on NASDAQ
The Trust	11/24/2020	43,076	$86.50	Open market sale on NASDAQ
The Trust	12/1/2020	17,466	$82.62	Open market sale on NASDAQ

*

With respect to the open market sales on NASDAQ reported in this table (other than the row above relating to a sale of 10 shares of common stock on November 4, 2020, which was a single transaction), the price reported is a weighted average price for shares sold in multiple transactions on the same date within a one-dollar range. The reporting persons undertake to provide the Company, any security holder of the Company or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price in such range.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits

A copy of a written consent relating to the filing of joint acquisition statements as required by Rule 13d-1(k) is attached as an exhibit to this statement.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2020

/s/ Steven H. Hull
Steven H. Hull, attorney-in-fact for Sarah A. Bany, individually*

* Pursuant to a Power of Attorney, a copy of which is on file with the Securities and Exchange Commission as Exhibit 99.2 to Amendment No. 1 to Form 13D filed June 11, 2020 (Acc. No. 0001193125-20-166727) and is incorporated by reference.

/s/ Steven H. Hull
Steven H. Hull, attorney-in-fact for the Gertrude Boyle Trust**

** Pursuant to a Power of Attorney, a copy of which is on file with the Securities and Exchange Commission as Exhibit 99.3 to Amendment No. 1 to Form 13D filed June 11, 2020 (Acc. No. 0001193125-20-166727) and is incorporated by reference.

Page 7 of 7 Pages

AGREEMENT TO FILE JOINT STATEMENTS

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the undersigned are deemed to be the beneficial owners of the same securities of Columbia Sportswear Company. Therefore, in accordance with Rule 13d-1(k)(1) under the Act, the undersigned agree to jointly file a Schedule 13D reporting their beneficial ownership of such securities and any amendment thereto or substitution thereof.

Dated: November 12, 2019

/s/ Sarah A. Bany
Sarah A. Bany, individually

/s/ Sarah A. Bany, Trustee
Sarah A. Bany, as Trustee of the Gertrude Boyle Trust